SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A. ANNOUNCES THE RESULTS OF THE SECOND REOFFERING ROUND FOR UNSUBSCRIBED SHARES

FOR IMMEDIATE RELEASE

TELESP CELULAR PARTICIPAÇÕES – CAPITAL INCREASE BY PRIVATE SUBSCRIPTION OF SHARES

São Paulo, Brazil – December 30, 2004 - Telesp Celular Participações S.A. ("TCP"), (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)), announces today, based on information provided by Banco ABN Amro Real S.A., the registrar for the Company's shares, (i) the number of remaining common shares (ON), preferred shares (PN) and America Depositary Shares (ADSs), subscribed for in the Brazilian and U.S. markets, respectively, during the second reoffering round of unsubscribed shares, which began on December 27, 2004 and ended on December 29, 2004, (ii) the total number of shares subscribed in the Brazilian and U.S. markets through December 29, 2004, and (iii) the number of remaining unsubscribed shares to be available for subscription in a public auction that will be held at the São Paulo Stock Exchange (BOVESPA) on January 4, 2005.

Second Reoffering Round – Shares Subscribed – Brazilian and U.S. Markets
Common Shares	(%) (1)	Preferred Shares	(%) (2)	TOTAL	(%) (3)
89,760,346	99.90%	344,245,178	98.85%	434,005,524	99.07%

Summary of Rights Offering Results (Initial Preemptive Rights exercise Period + First Reoffering Round + Second Reoffering Round)
Common Shares	(%) (1)	Preferred Shares (including preferred shares underlying ADSs)	(%) (2)	TOTAL	(%) (3)
143,512,975,688	99.99%	267,262,109,122	99.99%	410,775,084,810	99.99%

Unsubscribed Shares Available for Subscription in Public Auction at BOVESPA on January 4, 2005 at 3:00 p.m. São Paulo Time
Common Shares	(%) (1)	Preferred Shares	(%) (2)	TOTAL	(%) (3)
90,930	0.01%	3,998,554	0.01%	4,089,484	0.01%

(1)  Percentage of common shares offered
(2)  Percentage of preferred shares offered
(3)  Percentage of total shares offered

The Company will offer the remaining unsubscribed shares in a special public auction at the São Paulo Stock Exchange, through the exchange's Megabolsa electronic system, on January 4, 2005 , from 3:00 p.m. (15:00) to 3:15 p.m. (15:15) São Paulo time, at the minimum subscription price of R$ 5.00 for 1,000 shares.

The shares that will be offered in the public auction have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act" ) and may not be offered or sold in the United States of America or to any U.S. person ( as such term is defined under Regulation S under the Securities Act ), unless such securities are registered under the Securities Act or an exemption from the registration requirements of the Securities Act applies .

# # #

VIVO – Investor Relations

Telephone: +55 11 5105-1172 Email: ir@vivo.com.br Information available: www.vivo.com.br/ir

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates", "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets", as well as other similar words are intended to identify these statements, which necessarily involve risks and uncertainties known or unknown by the Company. Future results of TCP operations may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TCP does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.